UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DEUTSCHE BANK AKTIENGESELLSCHAFT

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

D1T769565

(CUSIP Number)

Laetitia Muir

1 Vine Street

London, W1J 0AH United Kingdom

+44 207 925 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Special Situations Dedicated Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the direct beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”). See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (Cayman)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCM & Partners SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON PN

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT UK Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Luxembourg SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Investment AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cubic (London) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,670,642 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,670,642 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non- non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T.R. Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,670,642 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,670,642 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) San Gabriel Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,670,642 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,670,642 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mag. Thomas Rieß
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,670,642 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,670,642 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON IN

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Schütz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,670,642 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,670,642 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92% of Ordinary Shares*
14	TYPE OF REPORTING PERSON IN

*	The Reporting Person is the indirect beneficial owner of approximately 9.92% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (the “Ordinary Shares”) of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”).

The address of the principal executive office of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt AM Main, Germany.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) C-QUADRAT Special Situations Dedicated Fund (“C-QUADRAT”), a Cayman Islands limited liability company;

(ii) C-QUADRAT Asset Management (Cayman) (“C-QAM (Cayman)”), a Cayman Islands limited liability company;

(iii) BCM & Partners SA, a Switzerland Société anonyme;

(iv) C-QUADRAT Asset Management (UK) LLP (“C-QAM (UK)”), a United Kingdom Limited Liability Partnership;

(v) C-QUADRAT UK Ltd., a United Kingdom limited company;

(vi) C-QUADRAT Luxembourg SA, a Luxembourg société anonyme;

(vii) C-QUADRAT Investment AG (“C-QIAG”), an Austrian joint stock company;

(viii) Cubic (London) Limited (“Cubic”), an England and Wales private limited liability company;

(ix) T.R. Privatstiftung, an Austrian foundation;

(x) San Gabriel Privatstiftung, an Austrian foundation (together with T.R. Privatstiftung, the “Trusts”);

(xi) Mag. Thomas Rieß; and

(xii) Alexander Schütz.

The Statement relates to the Ordinary Shares held for the account of C-QUADRAT. See Item 5.

(b)	C-QUADRAT’s principal address is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

C-QAM (Cayman)’s business address is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

BCM & Partners SA’s business address is: Rue du Général Dufour 12, 1204 Genève, Switzerland

C-QAM (UK)’s business address is: 1 Vine Street, London, W1J 0AH United Kingdom

C-QUADRAT UK Ltd.’s business address is: 1 Vine Street, London, W1J 0AH United Kingdom

C-QUADRAT Luxembourg SA’s business address is: 4, Rue Albert Borschette, L-1246 Luxembourg

C-QIAG’s business address is: Schottenfeldgasse 20A, 1070 Vienna, Austria

Cubic’s business address is: 44 Southampton Buildings, London, WC2A 1AP, United Kingdom

T.R. Privatstiftung’s business address is: Schottenfeldgasse 20A, 1070 Vienna, Austria

San Gabriel Privatstiftung’s business address is: Waldegghofgasse 3, 1170 Vienna, Austria

Mr. Rieß’s business address is: Schottenfeldgasse 20A, 1070 Vienna, Austria

Alexander Schütz’s business address is: Waldegghofgasse 3, 1170 Vienna, Austria

(c)	The principal business of C-QUADRAT is acting as an investment fund inter alia organized for the purpose of acquiring shares of Deutsche Bank. C-QUADRAT is part of the C-QUADRAT Group, which is managed by C-QIAG, an international publicly traded investment manager, and is jointly controlled by the Trusts. The Trusts, T.R. Privatstiftung and San Gabriel Privatstiftung, in turn, are beneficially owned and controlled, respectively, by Mr. Rieß and Mr. Schütz.

In addition, C-QAM (UK), a sub-investment manager of C-QUADRAT, has the authority to vote and dispose of the Ordinary Shares held by C-QUADRAT. Similarly, C-QAM (Cayman), the holder of 100% of the voting rights of C-QUADRAT, has the ability to terminate the contracts between C-QUADRAT and C-QAM (UK) and retain control of the vote and disposition of the Ordinary Shares held by C-QUADRAT. The remaining Reporting Persons that are entities are intermediate holding companies.

Mr. Rieß’s principal business occupation is acting as a member of the management board of C-QIAG.

Mr. Schütz’s principal business occupation is acting as a member of the management board of C-QIAG.

(d)/(e)	During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship

(i)	C-QUADRAT is a limited liability company incorporated under the laws of the Cayman Islands;

(ii)	C-QAM (Cayman), a limited liability company incorporated under the laws of the Cayman Islands;

(iii)	BCM & Partners SA, a Société anonyme incorporated under the laws of Switzerland;

(iv)	C-QAM (UK), a Limited Liability Partnership established under the laws of the United Kingdom;

(v)	C-QUADRAT UK Ltd., a limited company incorporated under the laws of the United Kingdom;

(vi)	C-QUADRAT Luxembourg SA, a Société anonyme incorporated under the laws of Luxembourg;

(vii)	C-QIAG, a joint stock company incorporated under the laws of Austria;

(viii)	Cubic, a private limited liability company incorporated under the laws of England and Wales;

(ix)	T.R. Privatstiftung, a private foundation established under the laws of Austria;

(x)	San Gabriel Privatstiftung, a private foundation established under the laws of Austria;

(xi)	Mr. Rieß is a citizen of Austria; and

(xii)	Mr. Schütz is likewise a citizen of Austria.

Item 3. Interest in Securities of the Issuer.

The aggregate purchase price for the Ordinary Shares reported in Item 5 was approximately €3,385,252,000, including brokerage commissions, financing costs and other broker expenses. The source of the funds was the working capital of the C-QUADRAT Funds (as defined below) and through a loan with a current balance of €473,000,000 from UBS AG and ICBC Standard Bank Plc. In addition, UBS AG provided financing against the collar transactions described in Item 6, which financing was also used in acquiring shares. The Ordinary Shares are held in margin accounts.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the Ordinary Shares reported in this Schedule 13D for investment purposes pursuant to the belief that the Ordinary Shares are substantially undervalued and are an attractive investment.

The Reporting Persons have had and may continue to have conversations with Deutsche Bank’s Management Board and Supervisory Board (the “Supervisory Board”) about joining the Supervisory Board to promote long-term shareholder value. Except as otherwise set forth in this Item 4, no Reporting Person has any present plan or proposal that relates to any of the matters set forth in subparagraphs (a)-(j) of Item 4.

Subject to various factors (including, without limitation, Deutsche Bank’s business, financial condition, results of operations and prospects, the performance of the Ordinary Shares in the market, availability of funds, alternative uses of funds, stock market and general economic and industry conditions, future developments at Deutsche Bank and applicable law, and the Reporting Persons’ relationship with management), the Reporting Persons may, but do not at this time expect to, acquire additional Ordinary Shares or other securities of Deutsche Bank.

The Reporting Persons may, however, depending on market conditions and the above factors, dispose of some or all of the securities of Deutsche Bank beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with Deutsche Bank or otherwise, may purchase Ordinary Shares or other securities or derivatives based thereon or may enter into hedging transactions related thereto. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and take any and all actions that they deem appropriate to maximize the value of their investment in Deutsche Bank; there can be no assurance that the Reporting Persons will acquire or dispose of securities of Deutsche Bank.

Item 5. Interest in Securities of the Issuer.

(a) While certain Ordinary Shares were initially acquired by an affiliate of C-QUADRAT, C-QUADRAT Special Situations (“C-QUADRAT SS” and, together with C-QUADRAT, the “C-QUADRAT Funds”), a Cayman Islands limited liability company, and subsequently transferred to C-QUADRAT by way of an inter-fund transfer, as of the date of this filing C-QUADRAT is the direct beneficial owner of 204,670,642 Ordinary Shares, representing approximately 9.92% of Deutsche Bank’s outstanding Ordinary Shares. In addition, each Reporting Person other than the C-QUADRAT may be deemed the indirect beneficial owner of such Ordinary Shares, representing approximately 9.92% of Deutsche Bank’s outstanding Ordinary Shares. The calculated percentages are based on the 2,062,290,107 Ordinary Shares issued and owned by non-subsidiaries of Deutsche Bank as of April 6, 2017 as reported in the Free Writing Prospectus filed by Deutsche Bank with the Securities and Exchange Commission on April 7, 2017.

To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any Ordinary Shares (other than as described in this Item 5). Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Deutsche Bank for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(b) The Trusts and Cubic have shared beneficial ownership through ownership of C-QIAG, and the Trusts and each of their control persons, Mr. Rieß and Mr. Schütz, have shared control over Cubic. Each other Reporting Person possesses sole beneficial ownership over the Ordinary Shares. Each of the above has the shared or sole authority to direct the voting and disposition of 204,670,642 Ordinary Shares held by C-QUADRAT. As described in Item 5(d) below, BL Capital Holdings Limited (BVI) (“BL Capital”) and HNA Innovation Finance Group Co. Limited (“HNA”) are investors in C-QUADRAT, and C-QUADRAT permits withdrawals, which may be settled in-cash or in-kind.

(c)	The following acquisitions were made in the last 60 days:

Date	Quantity	Price, EUR (Including Commissions, if any)		Fund Conducting Transaction	Location of Transaction
March 1, 2017	4,573,536	19.3338		C-QUADRAT SS	Setting of economic entitlements under physically settled total return swap with UBS
March 2, 2017	2,377,675	19.5473		C-QUADRAT SS	Setting of economic entitlements under physically settled total return swap with UBS
March 3, 2017	2,500,000	19.1329		C-QUADRAT SS	Setting of economic entitlements under physically settled total return swap with UBS
March 15, 2017	65,596,734	18.31	*	Both C-QUADRAT Funds	Inter-fund transfer to C-QUADRAT
April 6, 2017	32,798,367	11.65		C-QUADRAT	Settlement of subscription rights
April 28, 2017 (To be settled May 2, 2017)	106,275,541	16.70		C-QUADRAT	Over-the-counter purchase of shares entered into in connection with delta collar transaction

*	Commissions not applicable for this transaction.

(d) Each of BL Capital and HNA, through their respective investments in C-QUADRAT, has the right to receive dividends and/or proceeds from the sales of the Ordinary Shares of C-QUADRAT.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

As indicated in 5(c) above, in the process of initially acquiring the Ordinary Shares subsequently transferred to C-QUADRAT on March 15, 2017, C-QUADRAT SS had from time to time entered into total return swap transactions pursuant to which C-QUADRAT SS would receive the gains or pay losses in reference to the strike price during the term of the contract, and the underlying shares would be delivered upon termination of the agreement. Each such total return swap has been settled into the underlying Ordinary Shares.

On April 28, 2017, C-QUADRAT entered into two series of collar transactions with UBS AG in connection with the over-the-counter purchase reported under Item 5(c) above. Pursuant to the first series of such transactions, C-QUADRAT sold call options relating to 65,516,708 Ordinary Shares with an exercise price of €20.0000 per share and acquired put options to sell 65,516,708 Ordinary Shares at an exercise price of €15.0000 per share. The first series of collar options is European-style and will be automatically exercised in 30 tranches from February 12, 2018 until July 20, 2018 if the relevant option leg is in the money. The contract provides for cash settlement as the default method of settlement. In respect of such transaction, C-QUADRAT also agreed to pay UBS AG a portion of the dividends received applicable to each such Ordinary Share.

Pursuant to the second series of collar transactions, C-QUADRAT sold call options relating to 83,704,312 Ordinary Shares with an exercise price of €21.0000 per share and acquired put options to sell 83,704,312 Ordinary Shares at an exercise price of €16.70 per share. The second series of collar options is also European-style and will be automatically exercised in 30 tranches from February 11, 2019 until July 19, 2019 if the relevant option leg is in the money. The contract provides for cash settlement as the default method of settlement. In respect of such transaction, both parties will make dividend payments to the other. C-QUADRAT will pay a portion of the dividend received applicable to the Ordinary Shares to UBS AG, and UBS AG will pay the dividends received related to the Ordinary Shares lent to UBS AG, if any.

In connection with the collar transactions, C-QUADRAT pledged its interest in the accounts holding the Ordinary Shares to UBS AG, London Branch. UBS AG provided €2,137,955,811.84 of net financing against the collar transactions. Subject to certain restrictions and upon UBS’s request, C-QUADRAT agreed to lend its Ordinary Shares as part of the second series of collar transactions on April 28, 2017 in connection with the over-the-counter purchase. All exercise prices are rounded to the nearest .0000.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Schedule 13D is true, complete and correct.

Date: May 2, 2017

C-QUADRAT SPECIAL SITUATIONS DEDICATED FUND

By:	/s/ Alexander Smith
Name:	Alexander Smith
Title:	Director

Date: May 2, 2017

C-QUADRAT ASSET MANAGEMENT (CAYMAN)

By:	/s/ Walter Stresemann
Name:	Walter Stresemann
Title:	Director

Date: May 2, 2017

BCM & PARTNERS SA

By:	/s/ Fabio Michienzi
Name:	Fabio Michienzi
Title:	CEO

Date: May 2, 2017

C-QUADRAT ASSET MANAGEMENT (UK) LLP

By:	/s/ Laetitia Muir
Name:	Laetitia Muir
Title:	General Counsel, CCO & MLRO

Date: May 2, 2017

C-QUADRAT UK LTD.

By:	/s/ Gerd Alexander Schütz
Name:	Gerd Alexander Schütz
Title:	Director

Date: May 2, 2017

C-QUADRAT LUXEMBOURG SA

By:	/s/ Mag. Thomas Reiß
Name:	Mag. Thomas Reiß
Title:	Director

Date: May 2, 2017

C-QUADRAT INVESTMENT AG

By:	/s/ Gerd Alexander Schütz
Name:	Gerd Alexander Schütz
Title:	Director

Date: May 2, 2017

CUBIC (LONDON) LIMITED

By:	/s/ Alvaro De Salinas Harnden
Name:	Alvaro De Salinas Harnden
Title:	Director

Date: May 2, 2017

T.R. PRIVATSTIFTUNG

By:	/s/ Gerd Alexander Schütz
Name:	Gerd Alexander Schütz
Title:	Director

Date: May 2, 2017

SAN GABRIEL PRIVATSTIFTUNG

By:	/s/ Mag. Thomas Reiß
Name:	Mag. Thomas Reiß
Title:	Director

Date: May 2, 2017

MAG. THOMAS RIEß

/s/ Mag. Thomas Reiß

Date: May 2, 2017

ALEXANDER SCHÜTZ

/s/ Gerd Alexander Schütz

Annex A

(PERSONS THAT MAY EXERCISE CONTROL OVER ORDINARY SHARES)

Reporting Person	Directors
C-QUADRAT Special Situations Dedicated Fund	Fabio Michienzi Alexander Smith Neil Gray

C-QUADRAT Asset Management (Cayman)	Walter Stresemann

BCM & Partners SA	Fabio Michienzi Walter Stresemann Nurith Cohen

C-QUADRAT UK Ltd.	Thomas Reiss Alex Schuetz

C-QUADRAT Luxembourg SA	Estelle Wanssy Massimo Raschella Thomas Reiss Filippo Campailla

C-QUADRAT Investment AG	Thomas Riess Gerd Alexander Schütz Cristobal Mendez de Vigo

Cubic (London) Limited	Carlo Michienzi Li Neng Alvaro de Salinas Harnden

T.R. Privatstiftung	Gerd Alexander Schütz Johannes Juranek Oliver Ginthör

San Gabriel Privatstiftung	Thomas Riess Oliver Ginthör Christian Hausmaninger